FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Changes of Directors and Executive Officers

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 14, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2008

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President Chief Financial Officer

February 13, 2008

Mitsui & Co., Ltd.

To whom it may concern

Changes of Directors and Executive Officers

We hereby inform the promotion and related personnel changes for Executive Officers (Shikko-Yakuin) effective from April 1, 2008 which was approved at our Board of Directors meeting today.

Content list

I.	Promotion & Related Personnel Changes for Executive Officers

1)	Promoted Executive Officers (Shikko-Yakuin): April 1, 2008

2)	Newly appointed Executive Officers: April 1, 2008

3)	Related Personnel Changes for Executive Officers: April 1, 2008

4)	Retiring of Executive Officers: March 31, 2008

II.	Newly appointed Directors/Retiring of Directors: June 2008

1)	Newly appointed Directors: June 2008

2)	Retiring of Directors: June 2008

III.	Corporate Auditors: June 2008

1)	Newly appointed Corporate Auditor: June 2008

2)	Re-appointed Corporate Auditor: June 2008

3)	Retiring of Corporate Auditor: June 2008

IV.	Related Personnel Changes: April 1, 2008

For further information, please contact

Mitsui & Co., Ltd.

Corporate Communications Division

Tel: +81-3-3285-7562

Investor Relations Division

Tel: +81-3-3285-7910

I. Promotion & Related Personnel Changes for Executive Officers

1) Promoted Executive Officers (Shikko-Yakuin): April 1, 2008

9 people

Name	New	Present
Motokazu Yoshida	Representative Director; Executive Vice President; Chief Information Officer	Representative Director; Senior Executive Managing Officer; Chief Information Officer; Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Ken Abe	Executive Vice President; Director, Mitsui & Co.(U.S.A.), Inc.	Senior Executive Managing Officer; Chief Operating Officer, EMEA(Europe, the Middle East and Africa) Business Unit

Yoshiyuki Izawa	Representative Director; Executive Vice President; Director, Mitsui & Co. Europe Holdings PLC.	Representative Director; Senior Executive Managing Officer; Director, Mitsui & Co. Europe Holdings PLC.

Junichi Matsumoto	Representative Director; Executive Vice President; Chief Financial Officer; Chief Compliance Officer	Representative Director; Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer

Toshimasa Furukawa	Senior Executive Managing Officer; Chief Operating Officer, Asia Pacific Business Unit	Executive Managing Officer; Chief Operating Officer, Infrastructure Projects Business Unit

Masami Iijima	Executive Managing Officer	Managing Officer; Chief Operating Officer, Mineral & Metal Resources Business Unit

Seiichi Tanaka	Executive Managing Officer; Chief Privacy Officer; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.	Managing Officer; General Manager, Human Resources & General Affairs Division

Norinao Iio	Executive Managing Officer; Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit	Managing Officer; Chief Operating Officer, Energy Business Unit II

Hideyo Hayakawa	Executive Managing Officer; General Manager, Internal Auditing Division	Managing Officer; General Manager, Legal Division

2) Newly appointed Executive Officers: April 1, 2008

8 people

Name	New	Present
Joji Okada	Managing Officer; General Manager, Accounting Division	General Manager, Accounting Division

Takashi Fukunaga	Managing Officer; Deputy Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit	General Manager, Petrochemicals & Fiber Intermediates Division

Takashi Yamauchi	Managing Officer; Chief Operating Officer, Iron & Steel Products Business Unit	Deputy Chief Operating Officer, Iron & Steel Products Business Unit

Shuji Nakura	Managing Officer; General Manager, Investment Administration Division	General Manager, Investment Administration Division

Mitsuhiko Kawai	Managing Officer; Chief Operating Officer, Energy Business Unit II	EMEA (Europe, the Middle East and Africa) Business Unit, Divisional Operating Officer of Energy and Financial Markets Div.; Mitsui & Co. Europe PLC., General Manager of London Branch

Daisuke Saiga	Managing Officer; General Manager, Human Resources & General Affairs Division	General Manager, Planning & Administrative Division, Iron & Steel Products Business Unit

Masayuki Kinoshita	Managing Officer; Chief Operating Officer, Mineral & Metal Resources Business Unit	Deputy Chief Operating Officer, Mineral & Metal Resources Business Unit

Atsushi Oi	Managing Officer; Chairman & Managing Director, Mitsui & Co. (Australia) Ltd.	Counselor

3) Related Personnel Changes for Executive Officers: April 1, 2008

4 people

Name	New	Present
Kiyotaka Watanabe	Executive Managing Officer; General Manager, Fukuoka Office	Executive Managing Officer; Chief Operating Officer, Iron & Steel Products Business Unit

Takao Omae	Executive Managing Officer; Chief Operating Officer, Infrastructure Projects Business Unit	Executive Managing Officer; President, Mitsui Brasileira Importacao e Exportacao S.A.

Masayoshi Komai	Managing Officer; Chief Operating Officer, Marine & Aerospace Business Unit	Managing Officer; Managing Director, Mitsui & Co. (Shanghai) Ltd.; Deputy Chief Representative of Mitsui & Co., Ltd. in China

Noriaki Sakamoto	Managing Officer; President, Mitsui & Co. (Canada) Ltd.	Managing Officer; Deputy Chief Operating Officer, Americas Business Unit

4) Retiring of Executive Officers: March 31, 2008

7 people

Name	New	Present
Hiroshi Tada	Director	Representative Director; Executive Vice President

Kazuya Imai	Director	Representative Director; Executive Vice President; Chief Financial Officer; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co. (U.S.A.), Inc.

Hiroshi Ito	Director	Representative Director; Senior Executive Managing Officer; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.

Gempachiro Aihara	Retiree*	Executive Vice President; Chief Operating Officer, Asia Pacific Business Unit

Takao Sunami	Retiree	Executive Managing Officer; Chief Operating Officer, Marine & Aerospace Business Unit

Shunichi Miyazaki	Retiree	Executive Managing Officer; General Manager, Internal Auditing Division

Hiraku Shimomaki	Retiree	Managing Officer; Deputy Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit; President, Mitsui & Co. Deutschland GmbH

*	Mr. Aihara will serve as counselor on and after April 1, 2008.

II. Newly appointed Directors/Retiring Directors: June 2008

1) Newly appointed Directors: June 2008*

Name	New	Present
Ken Abe	Representative Director; Executive Vice President; Director, Mitsui & Co. (U.S.A.), Inc.	Executive Vice President; Director, Mitsui & Co. (U.S.A.), Inc. (As of April 1, 2008)

Masami Iijima	Representative Director; Executive Managing Officer	Executive Managing Officer (As of April 1, 2008)

Seiichi Tanaka	Representative Director; Executive Managing Officer; Chief Privacy Officer; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.	Executive Managing Officer; Chief Privacy Officer; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd. (As of April 1, 2008)

2) Retiring of Directors: June 2008**

Name	New	Present
Hiroshi Tada	Counselor	Director (As of April 1, 2008)

Kazuya Imai	Counselor	Director (As of April 1, 2008)

Hiroshi Ito	Counselor	Director (As of April 1, 2008)

Please note that:

*	appointment of Directors are subject to approval at the upcoming General Meeting of Shareholders to be held in June, 2008.
**	retiring of Directors will be effective on the close of the upcoming General Meeting of Shareholders to be held in June, 2008.

III. Corporate Auditors: June 2008

1) Newly appointed Corporate Auditor: June 2008*

Name	New	Present
Kunihiro Matsuo	Corporate Auditor

2) Re-appointed Corporate Auditor: June 2008*

Name	New	Present
Hideharu Kadowaki	Corporate Auditor	Corporate Auditor

3) Retiring of Corporate Auditor: June 2008**

Name	New	Present
Yasutaka Okamura	Retiree	Corporate Auditor

Please note that:

*	appointment of Corporate Auditors are subject to approval at the upcoming General Meeting of Shareholders to be held in June, 2008.
**	retiring of Corporate Auditor will be effective on the close of the upcoming General Meeting of Shareholders to be held in June, 2008.

IV. Related Personnel Changes: April 1, 2008

Name	New	Present
Osamu Tanaka	Associate Director; Deputy Chief Operating Officer, First Chemicals Business Unit	Deputy Chief Operating Officer, First Chemicals Business Unit

Takashi Kitahara	Associate Director; Deputy Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit; Mitsui & Co. Europe PLC., General Manager of London Branch	General Manager, Secretariat

Makoto Yoshimura	Associate Director; Chairman & Managing Director, Mitsui & Co. (Hong Kong), Ltd.	Chairman & Managing Director, Mitsui & Co. (Hong Kong), Ltd.

Noritaka Tanaka	Associate Director; General Manager, Tohoku Office	General Manager, Tohoku Office

Mitsuo Nagahara	Associate Director; General Manager, Hiroshima Office	General Manager, Hiroshima Office

Hiroyuki Komine	Associate Director; EMEA (Europe, the Middle East and Africa) Business Unit, Divisional Operating Officer of Infrastructure Project Div.	EMEA (Europe, the Middle East and Africa) Business Unit, Divisional Operating Officer of Infrastructure Project Div.

Hiroshi Yokoyama	Associate Director; Deputy Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit; Chairman & Managing Director, Mitsui & Co., Middle East Ltd.	Chairman & Managing Director, Mitsui & Co., Middle East Ltd.

Takaharu Tannai	Associate Director; President & Chief Executive Officer, Mitsui & Co. Steel Ltd.	President & Chief Executive Officer, Mitsui & Co. Steel Ltd.

Tomihiko Higashinaka	Associate Director; President & Chief Executive Officer, Mitsui Bussan Raw Materials Development Corp.	President & Chief Executive Officer, Mitsui Bussan Raw Materials Development Corp.

Masayasu Nagai	Internal Auditor	General Manager, Manila Branch

Koichi Shimoinaba	Internal Auditor	Iron & Steel Products Business Unit

Akiyuki Shiobara	Internal Auditor	General Manager, Specialty Materials Division

Takashi Yamashiro	Internal Auditor	Deputy Chief Operating Officer, Energy Business Unit II

Yoshitaka Kuriyama	General Manager, Sapporo Office	General Manager, Planning & Administrative Division, Mineral & Metal Resources Business Unit

Takahiko Yamamoto	Deputy General Manager, Nagoya Office	General Manager, CSR Promotion Division

Tatsuo Nakayama	President, Mitsui Brasileira Importacao e Exportacao S.A.	President, Mitsui & Co. (Canada) Ltd.

Kenji Akikawa	President, Mitsui & Co. Deutschland GmbH	General Manager, Power & Infrastructure Project Development Division

Motonobu Sato	President, Mitsui & Co. Vietnam Ltd.	General Manager, IT Solution Business Division

Yasuhiko Arimitsu	General Manager, Manila Branch	General Manager, Second Motor Vehicles Division

Katsumi Teshima	Managing Director, Mitsui & Co. (Shanghai) Ltd.; Deputy Chief Representative of Mitsui & Co., Ltd. in China	General Manager, SCM Solution Division

Tomoo Takeuchi	General Manager, Secretariat	General Manager, West Japan CS Business Division

Kaku Kato	General Manager, Legal Division	General Manager, Planning Dept., Legal Division

Toru Nakajima	General Manager, Information Strategic Planning Division	President & Chief Executive Officer, Mitsui Bussan Trade Services Ltd.

Yuichi Aoki	General Manager, CSR Promotion Division	Mitsui & Co. (U.S.A.), Inc. S.V.P. & Chief Administrative Officer

Kota Ohashi	Deputy Chief Operating Officer, Foods & Retail Business Unit	General Manager, Information Strategic Planning Division

Fumio Ito	President & Chief Executive Officer, Mitsui Bussan Trade Services Ltd.	Trinet Logistics Co., Ltd.